

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 22, 2010

Via U.S. Mail and facsimile

Michail S. Zolotas
Deputy Chairman, President and Chief Executive Officer
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

> **Re: NewLead Holdings Ltd.**
> **Amendment No. 1 to Form F-3**
> **Filed April 9, 2010**
> **File No. 333-165748**

Dear Mr. Zolotas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. We note counsel's disclosure that for the purposes of giving its opinion, counsel examined and relied upon copies of the registration statement filed on March 26, 2010. Please revise to include any amendments to the registration statement that counsel examined and relied upon.

2. Please delete sentence (d) under the heading "Assumptions." Investors should not be required to assume the risk that the actions described therein have been taken.

3. Please delete sentences (e) and (f) under the heading "Assumptions." Instead, counsel should make all necessary inquiries regarding these matters in order to render its opinion.

4. Please delete sentence (g) under the heading "Assumptions." Instead, counsel should revise its opinion, or file the opinion of another legal counsel, opining upon the laws of the state governing the indenture and warrant. Similarly, revise your disclosure in sentences (a) and (b) under the heading "Reservations."

5. Please explain to us the purpose of defining the term "non assessable" or delete the definition from opinions 1 and 2.

6. Please delete the first sentence of the third to last paragraph, and delete the second to last paragraph. The legal opinion cannot limit reliance.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Kenneth Koch
        Todd Mason
        Fax: (212) 983-3115